February 13, 2017

Via SEC Edgar Submission

Hillary Daniels

Brigitte Lippmann

John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	New Age Beverages Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed January 30, 2017
File No. 333-215267

Dear Mr. Reynolds:

The Company has reviewed your comment letter, and has provided the following answers and corrections to the issues raised in your comments. We have listed each of your comments below, in order, and have responded below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2015 and the year ended December 31, 2014

Cost of Goods Sold, page 32

Comment 1: Your response to comment 2 indicates that you have addressed the computational errors and inconsistencies in your discussion of production costs as a percentage of sales. However, we continue to note the following inconsistencies in your discussion of cost of goods sold and production costs. Please revise to address the following items:

●	Cost of goods sold as a percentage of sales for the nine months ended December 31, 2015(successor) should be 87.1% rather than 81.5%.

●	As a percentage of sales, production costs, excluding depreciation and amortization should be 81.5% for the nine months ended December 31, 2015 (Successor) rather than for the year ended December 31, 2015.

Answer to Comment 1: The Company acknowledges the Staff’s comment, and the discussion on page 32 has been revised in response to the Staff’s comment.

General

Comment 2: We note that you filed an amended Form S-1 on February 7, 2017 and we continue to note the FWP filed on January 31, 2017. Please tell us how you believe you met the filing and delivery conditions in Securities Act Rule 433(b)(2)(i) with respect to this FWP, given that the most recent prospectus you have on file does not appear to meet the requirements of Section 10 of the Securities Act because it continues to omit the volume or amount of shares being offered. For guidance generally, see Securities Act Rules C&DI Question 227.02 at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

February 13, 2017

Answer to Comment 2: In response to the comment, we have amended the Registration Statement to add a risk factor related to the contingent liability if the use of the free writing prospectus filed January 31, 2017 were to be challenged as a violation of Section 5 of the Securities Act. In addition, the Company intends to re-circulate a preliminary prospectus that contains the volume or amount of shares being offered reflected throughout the preliminary prospectus and a revised free writing prospectus to each recipient of the free writing prospectus

Respectfully submitted,

/s/ Ken Bart
Ken Bart
Bart and Associates, LLC